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                                                               Page 1 of 7 Pages

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              ------------------

                                 SCHEDULE 13G
                                (Rule 13d-102)


                   INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                            (Amendment No._____)/1/


                           The Bon-Ton Stores, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  09776J 10 1
                        ------------------------------
                                (CUSIP Number)

                                August 19, 1998
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [_] Rule 13d-1(d)

------------------------

     /1/    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13G

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       CUSIP No. 09776J 10 1                      Page 2 of 7 Pages
==================================          ==============================

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS: Henry F. Miller
 1.   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).



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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3.


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
      United States of America

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                          SOLE VOTING POWER
                     5.
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             1,396,691
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          1,396,691
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      1,396,691
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.
      10.9%

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      TYPE OF REPORTING PERSON*
12.
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!
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                                 SCHEDULE 13G

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       CUSIP No. 09776J 10 1                      Page 3 of 7 Pages
==================================          ==============================

Item 1(a). Name of Issuer:

                The Bon-Ton Stores, Inc..

Item 1(b). Address of Issuer's Principal Executive Offices:

                2801 E. Market Street
                York, PA 17402

Item 2(a). Name of Person Filing:

                Henry F. Miller

Item 2(b). Address of Principal Business Office or, if none, Residence:

                c/o Wolf, Bock, Schorr and Solis-Cohen LLP
                1650 Arch Street
                22nd Floor
                Philadelphia, PA 19103

Item 2(c). Citizenship:

                United States of America

Item 2(d). Title of Class of Securities:

                Common Stock

Item 2(e). CUSIP Number:

                09776J 10 1

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         Not Applicable

         (a) [_]  Broker or dealer registered under section 15 of the Exchange
             Act;
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                                 SCHEDULE 13G

==================================          ==============================
       CUSIP No. 09776J 10 1                      Page 4 of 7 Pages
==================================          ==============================

          (b) [_]  Bank as defined in section 3(a)(6) of the Exchange Act;

          (c) [_] Insurance company as defined in section 3(a)(19) of the Exchange Act ;

          (d) [_] Investment Company registered under section 8 of the Investment Company Exchange Act;

          (e) [_]  Investment Adviser in accordance with Rule
                   13d-1(b)(1)(ii)(E);

          (f) [_] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g) [_] Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h) [_] Saving Association as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i) [_] Church Plan that is excluded from the definition of an Investment Company under section 3(c)(14) of the Investment Company Act:

          (j) [_]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

              If this statement is filed pursuant to Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

     (a)  Amount beneficially owned: 1,396,391

     (b)  Percent of class:          10.9%

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote: 0

          (ii)  Shared power to vote or to direct the vote: 1,396,691

          (iii) Sole power to dispose or to direct the disposition of  0
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                                 SCHEDULE 13G

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       CUSIP No. 09776J 10 1                      Page 5 of 7 Pages
==================================          ==============================


          (iv)  Shared power to dispose or to direct the disposition of
                1,396,691

     Henry F. Miller beneficially owns 1,396,691 shares of the Issuer's Common Stock, $.01 par value ("Common Stock"), representing 10.9% of the Common Stock, as calculated in accordance with Rule 13d-3(d)(1) of the Securities and Exchange Act of 1934, as amended. Specifically, Mr. MIller beneficially owns 500,000 shares of Common Stock in his capacity as co-trustee of The Grumbacher Annuity Trust (the "GRAT"), dated October 14, 1999. The GRAT is created for the benefit of the wife and children of M. Thomas Grumbacher, Chairman of the Board of the Issuer. Mr. Miller also beneficially owns 321,504 shares of Common Stock and 545,237 shares of the Issuer's Class A Common Stock, $.01 par value ("Class A Common Stock"), in his capacity as co-trustee of three trusts created under an Indenture of Trust of M. Thomas Grumbacher dated March 9, 1989 (the "1989 Trusts"), and beneficially owns 24,950 shares of Common Stock in his capacity as co-trustee of three trusts created under an Indenture of Trust of M. Thomas Grumbacher dated June 21, 1993 (the "1993 Trusts"). Each of the 1989 Trusts and the 1993 Trusts is created for the benefit of one of Mr. Grumbacher's three adult children. Mr. Miller also beneficially owns 5,00 shares of the Issuer's Common Stock in his capacity as co-trustee of a trust created for the benefit of Mr Grumbacher's grandchild under an Indenture of Trust of M. Thomas Grumbacher dated December 30, 1999 (the "1999 Trust").

     Each share of Class A Common Stock is convertible, at the option of its holder, into one share of Common Stock. Assuming the conversion of the shares of Class A Common Stock listed above, Mr. Miller has the shared power to vote and to dispose of, or to direct the vote and disposal of, 1,396,691 shares of Common Stock.

     Mr. Miller disclaims beneficial ownership of all shares of Common Stock and Class A Common Stock listed above.

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
         [_]


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     The GRAT has the right to receive dividends and the proceeds from the sale of the shares of Common Stock held by the GRAT. Mr. Miller is co-trustee of the GRAT and shares the power to direct the receipt of dividends and the proceeds from the sale of the shares of Common Stock held by the GRAT with a co-trustee, David R. Glyn. The 1989 Trusts have the right to receive dividends and the proceeds from the sale of the shares of Common Stock and Class A Common Stock held by each such trust. Mr. Miller is co-trustee of each of the 1989 Trusts and shares the power to direct the receipt of dividends and the proceeds from the sale of the shares of Common Stock and Class A Common Stock held by each such trust with co-trustees, David R. Glyn and Nancy T. Grumbacher. The 1993 Trusts
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                                 SCHEDULE 13G

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       CUSIP No. 09776J 10 1                      Page 6 of 7 Pages
==================================          ==============================

have the right to receive dividends and the proceeds from the sale of the shares of Common Stock held by each such trust. Mr. Miller is co-trustee of each of the 1993 Trusts and shares the power to direct the receipt of dividends and the proceeds from the sale of the shares of Common Stock held by each such trust with a co-trustee, Nancy T. Grumbacher. The 1999 Trust has the right to receive dividends and the proceeds from the sale of the shares of Common Stock held by such trust Mr. Miller is co-trustee of the 1999 Trust and shares the power to direct the receipt of dividends and the proceeds from the sale of the shares of Common Stock held by such trust with co-trustees, David R. Glyn and Nancy T. Grumbacher.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not Applicable

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable

Item 9.  Notice of Dissolution of a Group

         Not Applicable

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                 SCHEDULE 13G

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       CUSIP No. 09776J 10 1                      Page 7 of 7 Pages
==================================          ==============================

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     February 11, 2000
                                              ----------------------------------
                                                            Date

                                                    /s/ Henry F. Miller
                                              ----------------------------------
                                                          Signature

                                                        Henry F. Miller
                                              ----------------------------------
                                                          Name/Title